UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve – 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 5

1	Name of Reporting Person Barbara J. Bainum (“Ms. Bainum” or the “Reporting Person”)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting 1,934,421
	8	Shared Voting Power 8,975,056
	9	Sole Dispositive Power 1,934,421
	10	Shared Dispositive Power 8,975,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,477
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 19.58%
14	Type of Reporting Person IN

13D

CUSIP No. 169905-10-6	Page 3 of 5

Item 1. Security and Issuer

(a)	Name of Issuer:
Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1 Choice Circle, Suite 400
Rockville, MD 20850

(c)	Title and Class of Securities:
Common Stock

Item 2. Identity and Background

(a)	Name:
Barbara J. Bainum

(b)	Business Address:
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

(c)	Present Principal Employment:
Chair, Bainum Family Foundation

(d)	Record of Convictions:
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
N/A

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

On January 17, 2020 and January 21, 2020, family entities for which Ms. Bainum has voting authority engaged in transactions in respect of shares owned by those entities as part of tax and estate planning for members of Ms. Bainum’s family. The transfers involved no consideration.

On January 17, 2020 the Jane Bainum Declaration of Trust, a trust for the benefit of Ms. Bainum’s mother, made gifts of shares of common stock of the Issuer to five tax exempt organizations created by Ms. Bainum, her siblings and family members. Ms. Bainum is a Director and has sole voting authority for Wellness Advocacy Fund which is one of the exempt organizations which received 281,818 of the shares gifted by the Jane Bainum Declaration of Trust.

On January 21, 2020, two trusts for the benefit of the descendants of Ms. Bainum’s sister, Roberta Bainum, for which Ms. Bainum serves as Trustee received distributions of 445,735 shares of common stock of the Issuer from an LLC wholly owned by Roberta Bainum and her family in redemption of the trusts’ interests in the LLC.

13D

CUSIP No. 169905-10-6	Page 4 of 5

Item 5. Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

10,909,477 Shares (19.58%) including 1,030,836 shares owned by the Barbara Bainum Declaration of Trust of which Ms. Bainum is the sole trustee and beneficiary. Also includes 1,175,000 shares owned by Shadow Holdings, LLC for which she shares voting authority and whose sole members are Ms. Bainum and trusts for her benefit; 978,482 shares owned by Mid Pines, in which Ms. Bainum’s trust is a general partner and has shared voting authority; 6,821,574 shares owned by Realty, in which Ms. Bainum’s trust owns voting stock and has shared voting authority; 163,000 shares owned by Mental Wellness Foundation, Inc., a private foundation for which Ms. Bainum is a Director and has sole voting and dispositive authority; 281,818 shares owned by Wellness Advocacy Fund, a tax exempt organization for which Ms. Bainum is a Director and has sole voting and dispositive authority; 13,032 shares owned by trusts for the benefit of Ms. Bainum’s nephews for which Ms. Bainum is the trustee; 38,444 shares owned by the Roberta Bainum 2010 Family Trust and 407,291 shares owned by the Roberta Bainum 2012 Non Exempt Family Trust, each of which is a trust for the benefit of Ms. Bainum’s sister, Roberta Bainum’s, descendants for which Ms. Bainum is trustee and has voting and dispositive authority.

(b)	Number of shares as to which such person has:

(i)	Sole Voting Power 1,934,421

(ii)	Shared Voting Power 8,975,056

(iii)	Sole Dispositive Power 1,934,421

(iv)	Shared Dispositive Power 8,975,056

(c)	A schedule of transactions effected in the last sixty days is as follows:

Other than the tax and estate planning transactions described in Item 4 above, Ms. Bainum engaged in no other transactions in the last 60 days.

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

13D

CUSIP No. 169905-10-6	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2020

/s/ Barbara J. Bainum
Barbara J. Bainum

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact